Exhibit 5

Consent of Deloitte & Touche LLP

Deloitte & Touche LLP
1 Place Ville Marie
Suite 3000
Montreal QC H3B 4T9
Canada

Tel: (514) 393-7115
Fax: (514) 390-4104
www.deloitte.ca

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use in this Annual Report on Form 40-F of The Jean Coutu Group (PJC) Inc. (the “Company”) for the year ended May 28, 2005 of our report dated August 2, 2005 on the consolidated balance sheets of the Company as at May 28, 2005 and May 31, 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the two-year period ended May 28, 2005.

We also consent to the incorporation by reference in Registration Statements (No. 333-122310) of the Company on Form S-8 of our report dated August 2, 2005 appearing in this Annual Report of the Company on Form 40-F for the year ended May 28, 2005.

(signed) Deloitte & Touche LLP

Independent Registered Chartered Accountants
Montréal, Canada
August 18, 2005